Pricing Term Sheet	Free Writing Prospectus
dated as of December 2, 2024	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplements each dated December 2, 2024 to the
Prospectus dated February 22, 2024
Registration No. 333-277286

PG&E Corporation

Concurrent Offerings of

48,661,801 Shares of Common Stock, no par value (the “Common Stock”)

(the “Common Stock Offering”)

and

28,000,000 Shares of

6.000% Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”)

(the “Preferred Stock Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Preferred Stock Offering and should be read together with (i) the preliminary prospectus supplement dated December 2, 2024 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated December 2, 2024 relating to the Preferred Stock Offering (the “Preferred Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (iii) the related base prospectus dated February 22, 2024, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-277286. Neither the Common Stock Offering nor the Preferred Stock Offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Preferred Stock Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars.

Issuer:	PG&E Corporation

Ticker / Exchange for the Common Stock:	PCG / New York Stock Exchange (“NYSE”)

Pricing Date:	December 2, 2024.

Trade Date:	December 3, 2024 (“T”).

Settlement Date for the Common Stock Offering:	December 4, 2024 (T+1).

Settlement Date for the Preferred Stock Offering:	December 5, 2024 (T+2)*.

Use of Proceeds:

The Issuer expects the net proceeds from (i) the Common Stock Offering to be approximately $981.0 million (or $1,128.1 million if the underwriters of the Common Stock Offering exercise in full their option to purchase additional shares of Common Stock) and (ii) the Preferred Stock Offering to be approximately $1,373.4 million (or $1,579.4 million if the underwriters of the Preferred Stock Offering exercise in full their over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock), in each case, after deducting the underwriting discounts and before estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds from the Common Stock Offering and the Preferred Stock Offering for general corporate purposes, which may include, among other things, to fund its five-year capital investment plan. See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement and the Preferred Stock Preliminary Prospectus Supplement.

The closing of the Common Stock Offering and the closing of the Preferred Stock Offering are not contingent upon each other.

Common Stock Offering

Common Stock Offered:	48,661,801 shares of Common Stock

Option for Underwriters to Purchase Additional Shares of Common Stock:	7,299,269 additional shares of Common Stock

Public Offering Price of the Common Stock:	$20.55 per share of Common Stock

NYSE Last Reported Sale Price of the Common Stock on December 2, 2024:	$20.55 per share of Common Stock

CUSIP / ISIN for the Common Stock:	69331C108 / US69331C1080

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc. BofA Securities, Inc. Mizuho Securities USA LLC Wells Fargo Securities, LLC

Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. Goldman Sachs & Co. LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. BNY Mellon Capital Markets, LLC

Preferred Stock Offering

Shares of Mandatory Convertible Preferred Stock Offered:	28,000,000 shares of Mandatory Convertible Preferred Stock

Over-allotment Option for Underwriters to Purchase Additional Shares of Mandatory Convertible Preferred Stock:	4,200,000 additional shares of the Mandatory Convertible Preferred Stock, solely to cover over-allotments

Public Offering Price of the Mandatory Convertible Preferred Stock:	$50.00 per share of Mandatory Convertible Preferred Stock

Dividends:

6.000% on the liquidation preference of $50.00 per share of the Mandatory Convertible Preferred Stock per annum.

Dividends will accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from (and including) the first original issue date of shares of the Mandatory Convertible Preferred Stock, whether or not in any dividend period or periods there have been funds legally available or shares of Common Stock legally permitted to be issued for the payment of such dividends and, to the extent that the Issuer’s board of directors, or an authorized committee thereof, declares (out of funds legally available for payment, in the case of dividends paid in cash, and shares of Common Stock legally permitted to be issued, in the case of dividends paid in Common Stock) a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividend in cash or, subject to certain limitations, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer’s board of directors, or an authorized committee thereof, in its sole discretion; provided, however, that any unpaid dividends on the Mandatory Convertible Preferred Stock will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date is approximately $0.7167 per share of the Mandatory Convertible Preferred Stock. Each subsequent dividend is expected to be $0.75 per share of the Mandatory Convertible Preferred Stock.

Dividend Record Dates:	The February 15, May 15, August 15 and November 15 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	March 1, June 1, September 1 and December 1 of each year, commencing on, and including, March 1, 2025 and ending on, and including, December 1, 2027.

Mandatory Conversion Date:	The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding December 1, 2027.

Initial Price:	Equal to $50, divided by the Maximum Conversion Rate, rounded to the nearest $0.0001, which initially is $20.5499.

Threshold Appreciation Price:	Equal to $50, divided by the Minimum Conversion Rate, rounded to the nearest $0.0001, which initially is $25.6871 and represents a premium of approximately 25% over the Initial Price.

Floor Price:	$7.19 (approximately 35% of the Initial Price), subject to adjustment as described in the Preferred Stock Preliminary Prospectus Supplement.

Conversion Rate per Share of Mandatory Convertible Preferred Stock:

The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 2.4331 shares of Common Stock and not less than 1.9465 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the Applicable Market Value (as defined in the Preferred Stock Preliminary Prospectus Supplement) of the Common Stock, as described below and subject to certain anti-dilution adjustments.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Preferred Stock Preliminary Prospectus Supplement, based on the Applicable Market Value of the Common Stock:

Applicable Market Value of the Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock
Greater than the Threshold Appreciation Price	1.9465 shares of Common Stock

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 1.9465 and 2.4331 shares of Common Stock, determined by dividing $50 by the Applicable Market Value

Less than the Initial Price	2.4331 shares of Common Stock

Optional Conversion:	Other than during a Fundamental Change Conversion Period (as defined in the Preferred Stock Preliminary Prospectus Supplement), at any time prior to December 1, 2027, holders of Mandatory Convertible Preferred Stock have the option to elect to convert their shares of the Mandatory Convertible Preferred Stock, in whole or in part (but in no event in increments of less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock at the Minimum Conversion Rate of 1.9465 shares of Common Stock per share of Mandatory Convertible Preferred Stock, subject to adjustment as described in the Preferred Stock Preliminary Prospectus Supplement.

Fundamental Change:

If a Fundamental Change (as defined in the Preferred Stock Preliminary Prospectus Supplement) occurs on or prior to December 1, 2027, holders of the Mandatory Convertible Preferred Stock will have the right during the Fundamental Change Conversion Period (as defined in the Preferred Stock Preliminary Prospectus Supplement) to convert their shares of the Mandatory Convertible Preferred Stock, in whole or in part (but in no event in increments of less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock (or Units of Exchange Property (as defined in the Preferred Stock Preliminary Prospectus Supplement)).

The following table sets forth the Fundamental Change Conversion Rate per share of Mandatory Convertible Preferred Stock for each Fundamental Change Stock Price and Fundamental Change Effective Date (each as defined in the Preferred Stock Preliminary Prospectus Supplement) set forth below:

Fundamental Change Effective Date	Fundamental Change Stock Price
	$4.00	$8.00	$12.00	$15.00	$18.00	$20.55	$23.00	$25.69	$28.00	$30.00	$35.00	$40.00	$50.00	$60.00
December 5, 2024	2.2272	2.3075	2.2880	2.2228	2.1414	2.0769	2.0261	1.9845	1.9591	1.9432	1.9207	1.9118	1.9081	1.9088
December 1, 2025	2.2927	2.3502	2.3485	2.2970	2.2099	2.1303	2.0638	2.0086	1.9758	1.9562	1.9307	1.9224	1.9201	1.9210
December 1, 2026	2.3614	2.3912	2.3989	2.3791	2.3041	2.2044	2.1079	2.0266	1.9823	1.9592	1.9368	1.9329	1.9330	1.9336
December 1, 2027	2.4331	2.4331	2.4331	2.4331	2.4331	2.4331	2.1739	1.9465	1.9465	1.9465	1.9465	1.9465	1.9465	1.9465

The exact Fundamental Change Stock Price and Fundamental Change Effective Date may not be set forth on the table, in which case:

•  if the Fundamental Change Stock Price is between two Fundamental Change Stock Price amounts in the table or the Fundamental Change Effective Date is between two Fundamental Change Effective Dates in the table, the Fundamental Change Conversion Rate will be determined by a straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Fundamental Change Stock Price amounts and the earlier and later Fundamental Change Effective Dates, as applicable, based on a 365- or 366-day year, as applicable;

•  if the Fundamental Change Stock Price is in excess of $60.00 per share (subject to adjustment in the same manner as the Fundamental Change Stock Prices set forth in the column headings of the table above as described in the Preferred Stock Preliminary Prospectus Supplement), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate; and

•  if the Fundamental Change Stock Price is less than $4.00 per share (subject to adjustment in the same manner as the Fundamental Change Stock Prices set forth in the column headings of the table above as described in the Preferred Stock Preliminary Prospectus Supplement), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the Fundamental Change Dividend Make-Whole Amount (as defined in the Preferred Stock Preliminary Prospectus Supplement) is 6.50% per annum.

Listing:	The Issuer intends to apply to list the Mandatory Convertible Preferred Stock on the New York Stock Exchange under the symbol “PCG-PrX.” If the application is approved, the Issuer expects trading in the Mandatory Convertible Preferred Stock on the New York Stock Exchange to begin within 30 days after the Mandatory Convertible Preferred Stock is first issued. No assurance can be given that the Mandatory Convertible Preferred Stock will be listed or that any such application for listing will be approved.

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	69331C 306 / US69331C3060

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc. BofA Securities, Inc. Mizuho Securities USA LLC Wells Fargo Securities, LLC

Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. Goldman Sachs & Co. LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. BNY Mellon Capital Markets, LLC

*

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their shares of the Mandatory Convertible Preferred Stock on any date prior to the business day before delivery will be required, by virtue of the fact that the Mandatory Convertible Preferred Stock initially will settle in T+2, to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Preferred Stock Preliminary Prospectus Supplement, as the case may be, the related base prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Stock Offering and the Preferred Stock Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from (i) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com, (ii) Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (or by email at barclaysprospectus@broadridge.com or telephone at 1-888-603-5847) or (iii) Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-800-831-9146.

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Preferred Stock Preliminary Prospectus Supplement, as the case may be, and the related base prospectus. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Preferred Stock Preliminary Prospectus Supplement, as the case may be, and the related base prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the related base prospectus.

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